SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                             (Amendment No.      3      )



                                DART GROUP CORPORATION
                                   (Name of Issuer)


                        Class A Common Stock, $1.00 par value

                            (Title of Class of Securities)


                                     237415 10 4
                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W.
Washington, D.C.
          20005 (202) 626-3314

             (Name, Address and Telephone Number of Person
Authorized to
          Receive Notices and Communications)

                                   January 22, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule
          13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule
13d-
          1(b)(3) or (4), check the following box  .

          Check the following box if a fee is being paid with the statement
          [ ]. (A fee is not required only if the reporting person: (1)
          has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such
          class.)  (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18
          of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
          Notes).

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x





    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):  /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  62,220
        SHARES           8   Shared Voting Power:  4,850
        BENEFICIALLY     9   Sole Dispositive Power:  56,040
        OWNED BY        10   Shared Dispositive Power:  29,560
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  85,600


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x





    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):  /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  67,070
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  85,600
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  85,600


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x





    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):  /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  4,410
        SHARES           8   Shared Voting Power:  67,070
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  85,600
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  85,600


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

               This  Amendment  No.   3  to  Statement  on
Schedule  13D,
          originally filed on October 22, 1993, as amended by
Amendment No.
          1 filed  on  January  30, 1995,  and  Amendment No.  2
filed  on
          September 6, 1995,  is being filed by Peter  Cundill &
Associates
          (Bermuda)  Ltd.,  a  Bermuda corporation  ("PCB"),  Peter
Cundill
          Holdings (Bermuda) Ltd., a Bermuda corporation
("Holdings"), and
          F.   Peter  Cundill,  a  Canadian  citizen  residing  in
England
          ("Cundill")  (PCB,  Holdings  and  Cundill  are
sometimes   also
          referred  to  herein  individually as  a  "Reporting
Person" and
          collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

          ITEM 3  IS HEREBY AMENDED AND RESTATED TO  READ AS
FOLLOWS IN ITS
          ENTIRETY:

          Item 3.   Source and Amount of Funds or Other
Consideration.

                    The Shares herein reported as  being
beneficially owned
          by the Reporting Persons were acquired as follows:

                    (1)  Acting on behalf of investment advisory
clients of
               Peter  Cundill &  Associates,  Inc., a  Delaware
corporation
               registered  under  the  Investment   Advisers  Act
of  1940
               ("PCA"), PCB purchased a total of 17,650 Shares in the open market for an aggregate consideration (exclusive of brokers'
               commissions) of $1,390,455.00. To the best knowledge of the
               Reporting Persons, the funds used in such purchases were
               from existing available investment capital and none of the consideration for such Shares was represented by borrowed
               funds.

                    (2)  Acting  on  behalf  of  Cundill   Value
Fund,  an
               unincorporated  trust   governed  by  the  laws  of
British
               Columbia  (which is  the continuation  of  and
successor  to
               Cundill Value  Fund Ltd.)  ("Value Fund"),  PCB
purchased  a
               total of  56,040 Shares in  open market transactions
for an
               aggregate consideration (exclusive  of brokers'
commissions)
               of $4,688,295.00.   To the best  knowledge of the
Reporting
               Persons, the funds used in such purchases were from Value
               Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed
               funds.

                    (3)  Acting on  behalf of Global Advisors
Portfolio II
               N.V.,  a corporation organized under the laws of
Netherlands
               Antilles ("Global Advisors"), PCB purchased a total
of 1,320
               Shares  in  open  market   transactions  for  an
aggregate
               consideration   (exclusive  of   brokers'
commissions)   of
               $97,205.00.  To the best knowledge of the Reporting
Persons,
               the funds used in such purchases were from Global
Advisor's
               existing  available  investment  capital  and  none
of  the
               consideration for  such Shares  was represented by
borrowed
               funds.

                    (4)  Acting on behalf  of Cundill International
Company
               Ltd.,  a mutual fund corporation incorporated under
the laws
               of Bermuda ("International"), PCB purchased a total
of 6,180
               Shares  in  open   market  transactions  for  an
aggregate
               consideration   (exclusive  of   brokers'
commissions)   of
               $533,053.75.    To  the  best  knowledge  of  the
Reporting
               Persons, the funds used in such purchases were from
existing
               available investment  capital and none  of the
consideration
               for such Shares was represented by borrowed funds.

                    (5)  Acting  on  behalf  of  Cundill  Capital
L.P.,  a
               limited  partnership   formed  under  the  laws  of
British
               Columbia ("Cundill Capital"), PCB purchased a total
of 4,410
               Shares  in   open  market  transactions  for   an
aggregate
               consideration   (exclusive   of  brokers
commissions)   of
               $384,867.50.    To  the  best  knowledge  of  the
Reporting
               Persons, the funds used in such purchases were from
existing
               available investment capital  and none of the
consideration
               for such Shares was represented by borrowed funds.

                         Individually PCB  does not beneficially
own  5% or
               more  of  the  Shares.   Due  to  the  investment
management
               services   provided  by  PCB  to  PCA,  Value  Fund,
Global
               Advisors, International and Cundill Capital, PCB could be
               deemed a beneficial owner of all Shares purchased in the
               transactions  described in subitems  (1), (2), (3),
(4) and
               (5) above.

                    All dollar amounts are in United States
dollars.

          ITEM 5  IS HEREBY AMENDED AND RESTATED TO  READ AS
FOLLOWS IN ITS
          ENTIRETY:

          Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be
          beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of
Percentage
          Beneficially Owned By:         Ownership               of
Class

          (A)  PCB:

                  12,800        Shared Dispositive Power  (1)
 .73%

                   4,850        Shared Voting and Shared
                                Dispositive Power  (2)
 .28%

                  56,040        Sole Voting and Sole
                                Dispositive Power  (3)
3.21%

                   1,320        Shared Dispositive Power
                                (4)
 .08%

                   6,180        Sole Voting and Shared
                                Dispositive Power  (5)
 .35%

                   4,410        Shared Dispositive
                                Power Only  (6)
 .25%

                  85,600
4.90%


          (B)  Holdings:

                  12,800        Shared Dispositive Power  (7)
 .73%

                   4,850        Shared Voting and Shared
                                Dispositive Power  (8)
 .28%

                  56,040        Shared Voting and Shared
                                Dispositive Power  (9)
3.21%

                   1,320        Shared Dispositive
                                Power  (10)
 .08%

                   6,180        Shared Voting and Shared
                                Dispositive Power  (9)
 .35%

                   4,410        Shared Dispositive
                                Power Only  (10)
 .25%

                  85,600
4.90%


          (C)  Cundill:

                  12,800        Shared Dispositive Power  (11)
 .73%

                   4,850        Shared Voting and Shared
                                Dispositive Power  (12)
 .28%

                  56,040        Shared Voting and Shared
                                Dispositive Power  (13)
3.21%

                   1,320        Shared Dispositive
                                Power  (14)
 .08%

                   6,180        Shared Voting and Shared
                                Dispositive Power  (13)
 .35%

                   4,410        Sole Voting and Shared
                                Dispositive Power  (15)
 .25%

                  85,600
4.90%




          (1) Such Shares are owned by an investment advisory client of
               PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has no voting power but sole dispositive power over such Shares.
               PCB, because it provides investment advisory services to
               PCA, could be deemed to share dispositive power over such
               Shares with PCA. The economic interest in such Shares is
               held by the aforementioned investment advisory client of
               PCA.

          (2) Such Shares are owned by investment advisory clients of PCA.
               By reason of its investment advisory relationship with such clients, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA,
               could be deemed to share voting and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of
               PCA.

          (3) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole
               dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such
               Shares is held by Value Fund.

          (4) Such Shares are owned by Global Advisors, a corporation organized under the laws of Netherland Antilles, the investment portfolio of which is managed by PCB.
PCB has
               shared dispositive power over such Shares under an agreement dated April 15, 1994. The economic interest in such Shares is held by Global Advisors.

          (5) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the
               investment manager of International and has sole voting and shared dispositive power over such Shares. The economic
               interest in such Shares is held by International.

          (6) Such Shares are owned by Cundill Capital. The general
               partner of Cundill Capital has sole voting power over such
               Shares.  PCB is the investment advisor of Cundill
Capital
               and has shared dispositive power over such Shares.
The
               economic interest in such Shares is held by the limited
               partners of Cundill Capital.

          (7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to
               dispose or direct the disposition of such Shares.

          (8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such
               Shares.

          (10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling
               portion of the outstanding stock of PCB, which provides
               investment advisory services to PCA, could be deemed to
               share the power to dispose or direct the disposition of such
               Shares.

          (12) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling
               portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to
               share the power to vote and dispose or direct the disposition of such Shares.

          (13) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling
               portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (14) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling
               portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such
               Shares.

          (15) Cundill, because he is a controlling person of the general partner of Cundill Capital, could be deemed to have sole
               voting power over such Shares. Cundill, because he owns a
               controlling portion of the outstanding stock of Holdings,
               which owns a controlling portion of the outstanding stock of
               PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

          THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN
ORDER TO
          UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

               TRANSACTIONS

               Since September 6, 1995 (the date of the filing of Amendment
          No. 2 to Schedule 13D), no transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the
          Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions, each of which was made in a broker's transaction in the open market.

          Reporting        Sale/                  No. of
Price Per
           Person        Purchase    Date         Shares
Share

          PCB on         Sale      12/14/95       3,000
$92.00
          behalf of                12/14/95       1,500
$92.00
          PCA                      01/22/96         410
$93.50
                                   01/22/96       1,700
$93.50
                                   01/22/96         240
$93.50

          PCB on         Sale      01/22/96       7,460
$93.50
          behalf of
          Value Fund

          PCB on         Sale      11/17/95         500
$93.125
          behalf of                01/22/96         180
$93.50
          Global
          Advisors

          PCB on         Sale      01/22/96         820
$93.50
          behalf of
          International

          PCB on         Sale      01/22/96         590
$93.50
          behalf of
          Cundill
          Capital


          Item 5(e)

          As of January 22, 1996, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete
and
          correct. The undersigned agree to the filing of this single
          Amendment No. 3 to Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  January 25, 1996       By: /s/Patrick W.D. Turley

                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  January 25, 1996       By: /s/Patrick W.D. Turley

                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  January 25, 1996       By: /s/Patrick W.D. Turley

                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



          * Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.

                                DECHERT PRICE & RHOADS
                                 1500 K STREET, N.W.
                                      SUITE 500
                                WASHINGTON, DC  20005
                              TELEPHONE:  (202) 626-3300
                                 FAX:  (202) 626-3334


                                     EDGAR FILING


                                   January 25, 1996



          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C.  20549

               Re:  Dart Group Corporation

          Gentlemen:

               Enclosed for filing pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934 is one copy, in electronic form,
          of an amended Schedule 13D for Dart Group Corporation reflecting ownership of the common stock of this issuer by certain entities required to make such filing.

               There are no fees required in connection with this filing.

                                             Very truly yours,




                                             Patrick W.D. Turley

          Enclosures